Exhibit 99.2

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces and territories of Canada, except Quebec. Copies of the final base shelf prospectus, and any applicable prospectus supplement, may be obtained from Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014; or Credit Suisse Securities (Canada) Inc., Attention: Distribution Centre, 1 First Canadian Place, Suite 2900, P.O. Box 301, Toronto, Ontario, Canada, M5X 1C9. This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision. Shopify Inc. has filed a registration statement on Form F-10 with the United States Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. The offering is being made only by means of a prospectus. A copy of the prospectus related to the offering may be obtained from Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014; or Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, One Madison Avenue, New York, NY 10010, by telephone 800-221-1037, or by email: newyork.prospectus@credit-suisse.com. Copies of the prospectus may also be obtained from www.sec.gov and www.sedar.com.

December 14, 2018

Issuer:	Shopify Inc. (“Shopify”)
Symbol/Exchange:	“SHOP” / NYSE and TSX
Offering Size:	2,600,000 Class A subordinate voting shares from treasury
Offering Price:	US$154 per Class A subordinate voting share
Expected Closing Date:	December 18, 2018
Book-running Managers:	Morgan Stanley & Co. LLC
Credit Suisse Securities (USA) LLC